[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

March 31, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:                             Morgan Stanley Global Investment Solutions - Thematic Strategies: Global Recovery, Series 1

Amendment No. 1 to the Registration Statement on Form S-6 (“Amendment No. 1”)

File No. 333-202122

Ladies and Gentlemen:

In connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Trust’s registration statement on Form S-6, initially filed with the Commission on February 17, 2015, as amended by Amendment No. 1 to be filed on even date herewith (collectively, the “Registration Statement”), and in light of the Trust’s request for acceleration of the effective date of the Registration Statement, we acknowledge that:

1.                                      The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.                                      Staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.                                      The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS - THEMATIC STRATEGIES: GLOBAL RECOVERY, SERIES 1

By:	Morgan Stanley Smith Barney LLC, Depositor

	By:	/s/ SCOTT RICHARDSON
Executive Director

[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

March 31, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:                             Morgan Stanley Global Investment Solutions - Thematic Strategies: Global Recovery, Series 1

Amendment No. 1 to the Registration Statement on Form S-6 (“Amendment No. 1”)

File No. 333-202122

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned, Morgan Stanley Global Investment Solutions - Thematic Strategies: Global Recovery, Series 1, and its depositor, sponsor, evaluator and principal underwriter, Morgan Stanley Smith Barney LLC, respectfully request that the Securities and Exchange Commission grant acceleration of the effective date of said Amendment No. 1 so that it may become effective as early as practicable on March 31, 2015.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS - THEMATIC STRATEGIES: GLOBAL RECOVERY, SERIES 1

By:	Morgan Stanley Smith Barney LLC

	By:	/s/ SCOTT RICHARDSON
Executive Director

MEMORANDUM OF CHANGES

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — THEMATIC STRATEGIES: GLOBAL RECOVERY, SERIES 1

The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Morgan Stanley Global Investment Solutions — Thematic Strategies: Global Recovery, Series 1 on March 31, 2015.  An effort has been made to set forth below each of the substantive changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Front Cover Page.  The date of the Prospectus has been inserted and the preliminary prospectus disclosure has been removed.

Investment Concept and Selection Process. The second sentence of the first paragraph has been added to indicate that the trust will include investments in American Depositary Receipts, some of which are also issuers located in emerging markets.  The third sentence of the first paragraph has been updated to provide the approximate percentage of the trust’s portfolio that will be invested in shares of exchange-traded funds. The first sentence of the last paragraph in this section has been revised to clarify that the trust will continue to purchase securities, subject to certain limitations, notwithstanding a revised opinion regarding a security that may be issued by Morgan Stanley Wealth Management Research.

ETFs.  The fourth sentence of this paragraph has been revised to clarify that investors in the trust will incur greater expenses than if they invested directly in the trust’s underlying ETFs.

Principal Risk Factors.  The third paragraph and related bullets have been updated to reflect that the trust’s investments in issuers located in foreign and emerging markets are in many cases represented by American Depositary Receipts.  The bullets accompanying the fifth paragraph of this section have been updated to clarify that an ETF’s shares may trade at a discount to its net asset value, and further, to included mention of the risks involved when an ETF trades at a premium or discount to its net asset value.  The first sentence of the final paragraph in this section has been updated to include the number of securities that comprise the trust’s portfolio.

The “Fee Table,” “Example,” and “Summary of Essential Information” sections have been completed.

The “Report of Independent Registered Public Accounting Firm” page has been completed.

The “Statement of Financial Condition” page has been finalized.

The “Portfolio” page and notes thereto have been finalized.

Description of the Trust — Objective of the Trust.  The first sentence of this section has been revised to remove indication that the trust is cost-effective.

Risk Factors — Organization Costs.  The second sentence of this section has been updated to indicate the approximate duration of the trust’s initial public offering period.

Risk Factors — Foreign Securities.  The final paragraph of this section has been added to include a discussion of the risks associated with investments in issuers located in emerging markets.

Risk Factors — Consumer Discretionary and Consumer Staples Companies and Risk Factors — Financial Companies.  The first sentence of each of these sections has been revised to clarify that the trust will have exposure to these economic sectors as result of its investments in common stocks as well as through the underlying holdings of the ETFs held by the trust.

Risk Factors — Energy Companies and Information Technology Companies.  These sections have been added to include discussion of the risks associated with investments in issuers from the these economic sectors.

Taxes. The second sentence of the sixth paragraph of this section has been updated.

Miscellaneous. The heading for the third section has been changed from “Independent Registered Public Accounting Firm” to “Experts”.

Back Cover Page.  The trust’s Securities Act of 1933 file number has been inserted and the table of contents has been updated.